July 31, 1996

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited consolidated financial statements for the period ended June 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1996 and 1995, total revenues decreased 0.8% from $613,564 to $608,647 and total expenses increased 1.3% from $398,212 to $403,379. Minority interest in income of real estate joint venture decreased 27.4% from $28,385 to $20,615. As a result, net income decreased 1.2% from $186,967 to $184,653 for the three month period ended June 30, 1996, as compared to the same period in 1995. The decrease in revenue can be attributed primarily to a decrease in sale of abandoned goods and U-Haul commissions as rental income remained constant. Occupancy levels for the Partnership's six mini-storage facilities averaged 85% for the three month period ended June 30, 1996, as compared to 86.2% for the same period in 1995. Decrease in rental income as a result of lower occupancy levels for the three month period ended June 30, 1996 as compared to the same period in 1995, was partially offset by higher unit rental rates. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $3,900 (1.1%) primarily as a result of higher maintenance and repair expenses, partially offset by lower office expenses. Office expense in the prior period included costs of some modest renovations to some rental offices. General and administrative expenses increased approximately $1,200 (2.7%) primarily as a result of higher incentive management fees. Incentive management fees which are based on cash distributions to limited partners, increased as a result of an increase in these distributions.

For the six month periods ended June 30, 1996, and 1995, total revenues increased 1.5% from $1,199,783 to $1,217,182 and total expenses increased 1.8% from $802,194 to $816,492. Minority interest in income of real estate joint venture decreased 21.1% from $54,475 to $42,961. As a result, net income increased 4.3% from $343,114 to $357,729 for the six month period ended June 30, 1996, as compared to the same period in 1995. The increase in revenue is the result of an increase in rental income offset partially by a decrease in income from U-Haul commissions and sale of abandoned goods. Rental income increased as a result of higher unit rental rates. Operating expenses increased approximately $2,800 (0.4%) due primarily to increases in yellow pages advertising costs, maintenance and repair and real estate tax expenses, offset partially by lower office expense and legal and professional fees. Office expenses decreased as the prior period included costs of some modest modifications to some rental offices. General and administrative expenses increased approximately $11,500 (10.5%) for the same reason as discussed above.

Effective with the fourth quarter 1995 distribution, the General Partners decided to increase distributions to an amount that yields an annualized return of 8% of limited partners' capital contributions from the previous 7% level. This action was the result of the Partnership's increased cash flow from the operations of its properties.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President